December 19, 2018

Jim Frazier
Chief Executive Officer
Start Scientific, Inc.
521 Wilshire Blvd., Suite 101
Oklahoma City, OK 73116

       Re: Start Scientific, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed December 11, 2018
           File No. 000-52227

Dear Mr. Frazier:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. You disclose that you have approved a 1-for-2,000 reverse stock split for your common stock. Please revise to clarify whether the reverse stock split will apply to both the issued and outstanding shares as well as to the authorized but unissued shares. To the extent that the reverse stock split does not apply to the authorized but unissued shares, please clarify the resulting transaction will have the effect of increasing the number of authorized shares available for new issuances of common stock. Please also clarify the consequences to investors of these newly available authorized shares, such as a potential anti-takeover effect and dilution.
2. Further, please clarify the voting power dilution of common stockholders that will occur after the reverse stock split. Currently, common stockholders have approximately 43%
      voting power for all your equity shares. After the reverse stock split your common stockholders will collectively have less than 1% voting power. This reduction of voting
 Jim Frazier
Start Scientific, Inc.
December 19, 2018
Page 2
       power of the common stockholders should be prominently disclosed.
3. Please revise your beneficial ownership table to provide columns reflecting the voting power held by each person or entity, including Series A preferred stock, for before and after the reverse stock split.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby, Staff Attorney, at (202) 551-3334, or Edwin Kim, Staff
Attorney, at (202) 551-3297 with any questions.



                                                            Sincerely,

FirstName LastNameJim Frazier                               Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameStart Scientific, Inc.
                                                            and Services
December 19, 2018 Page 2
cc:       John Thomas, Esq.
FirstName LastName